Exhibit 99.1

FOR IMMEDIATE RELEASE	February 9, 2016

Celestica Announces Intention to Launch Normal Course Issuer Bid

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that it intends to file with the Toronto Stock Exchange (TSX) a notice of intention to commence a new normal course issuer bid (NCIB) during the first quarter of 2016. If this notice is accepted by the TSX, the Company expects to repurchase for cancellation, at its discretion during the 12 months following such acceptance, up to 10% of the “public float” (calculated in accordance with the rules of the TSX) of the Company’s issued and outstanding subordinate voting shares.  Purchases under the NCIB will be conducted in the open market or as otherwise permitted, subject to the terms and limitations to be applicable to such NCIB. The Company believes that the NCIB will be in the best interest of the Company and constitutes a desirable use of its funds.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges.

For further information about Celestica, visit www.celestica.com. The Company’s securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, including those related to the Company’s intention to commence an NCIB and, if accepted by the TSX, the timing, methods and quantity of any purchases of subordinate voting shares under the NCIB. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such statements, including, among others, risks related to the Company’s future capital requirements, market and general economic conditions, demand for the Company’s customers’ products, and unforeseen legal or regulatory developments. These and other risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including in the Company’s interim Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company’s Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to (as applicable) the U.S. Securities and Exchange Commission, and the Company’s Annual Information Form filed with the Canadian Securities Administrators. The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond the Company’s control. The material assumptions include those related to the following: the Company’s view with respect to its financial condition and prospects; the stability of general economic and market conditions; currency exchange rates and interest rates; the availability of cash for repurchases of outstanding subordinate voting shares under an NCIB; the existence of alternative uses for the Company’s cash resources which may be superior to effecting repurchases under an NCIB; compliance by third parties with their contractual obligations; and compliance with applicable laws and regulations pertaining to NCIBs. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com